Cross Atlantic Commodities, Inc.
                          2800 Glades Circle, Suite 124
                              Weston, Florida 3332


October 18, 2007

VIA FAX (202) 772-9202
AND EDGAR

John Fieldsend, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010


Re:   Cross Atlantic Commodities, Inc.
      Amendment No. 4 to Registration Statement on Form SB-2
      Filed September 21, 2007
      File No. 333-140377
      Amendment No. 2 to Form 10-KSB for Fiscal Year Ended December 31, 2006 Filed August 20, 2007
      File No. 0-51857

Mr. Fieldsend:

We are in receipt of your comment letter dated October 17, 2007 regarding the above referenced filing. As requested in your letter, we provide a response to the question raised by staff. For convenience, the matter is listed below, followed by the Company's response.


Amendment No. 4 to Registration Statement on Form SB-2
------------------------------------------------------

         l. We note your acknowledgements at the end of your response letter dated September 21, 2007. Please revise the last bullet point of those acknowledgements in a subsequent letter or when you request acceleration to state that you may not assert staff comments "or the declaration of effectiveness" as a defense.

              We acknowledge:

              -should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

              -the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

              -the company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 2 to Form 10-KSB for the Fiscal Year Ended December 31, 2006
--------------------------------------------------------------------------

Evaluation of Disclosure Controls and Procedures, page 26
---------------------------------------------------------

         2. In this section, you state that "Michael Enemaerke, the Chief Executive Officer and Kim Beck-Nielsen, the Chief Financial Officer of the Corporation have made an evaluation of the disclosure controls and procedures relating to the report Form
              10-QSB for the year ended December 31, 2006...." Please confirm for us, if true, that you meant to refer to your "Form 10-KSB." Also, please confirm for us that you will refer to the correct form in future filings.

              We confirm that we meant to refer to our Form 10-KSB in our Evaluation of Disclosure Controls and Procedures, found on page 26 of Amendment No. 2 to Form 10-KSB for the Fiscal Year Ended December 31, 2006. We also confirm that we will refer to the correct form in future filings.

Very truly yours,

CROSS ATLANTIC COMMODITIES, INC.


By:  /s/ Michael Enemaerke
     ---------------------------
         MICHAEL ENEMAERKE
         Chief Executive Officer